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SECU ION

13026267

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
OCT 8 2013
DIVISION OF TRADING & MARKETS

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
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# ANNUAL ~~AUDITED~~ REPORT
## FORM X-17A-5 /A
## ~~PART III~~

| SEC FILE NUMBER |
|---|
| 8- 51950 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alforma Capital Markets Inc

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Carr Riggs & Ingram LLC

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

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# ALFORMA CAPITAL MARKETS, INC.

## FINANCIAL STATEMENT

## DECEMBER 31, 2012

**ALFORMA CAPITAL MARKETS, INC.**
**DECEMBER 31, 2012**

## TABLE OF CONTENTS

CRI CARR RIGGS & INGRAM
CPAs and Advisors

Carr, Riggs & Ingram, LLC
1031 West Morse Boulevard
Suite 200
Winter Park, Florida 32789
(407) 644-7455
(407) 628-5277 (fax)
www.cricpa.com

# Independent Auditor's Report

Board of Directors
Alforma Capital Markets, Inc.
New York, NY

**Report on the Financial Statements**
We have audited the accompanying statement of financial condition of Alforma Capital Markets, Inc. (the "Company"), a subsidiary of OJSC Alfa Bank, as of December 31, 2012 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

**Management's Responsibility for the Financial Statement**
Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

**Auditor's Responsibility**
Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Opinion**
In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Alforma Capital Markets, Inc. as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Carr Riggs & Ingram LLC

Orlando, Florida
February 22, 2013

**ALFORMA CAPITAL MARKETS, INC.**
**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2012**

**ASSETS**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 505,098 |
| Due from clearing broker | | 1,911,280 |
| Due from affiliate | | 4,209 |
| Furniture, equipment and leasehold improvements, net of accumulated depreciation of $251,755 | | 19,389 |
| Other assets | | 110,780 |
| | $ | 2,550,756 |

**LIABILITIES AND SHAREHOLDER'S EQUITY**

| | | |
|---|---|---|
| Accrued expenses and other liabilities | $ | 50,007 |
| Commitments and contingencies | | |
| Shareholder's equity: | | |
| Preferred stock - no par value; authorized 500 shares, none issued | | |
| Common stock - no par value; authorized 500 shares, issued and outstanding 187 shares | | 11,011,500 |
| Accumulated deficit | | (8,510,751) |
| | | 2,500,749 |
| | $ | 2,550,756 |

See accompanying notes to statement of financial condition.

**ALFORMA CAPITAL MARKETS, INC.**
**NOTES TO FINANCIAL STATEMENT**
**DECEMBER 31, 2012**

## 1. Nature of operations and summary of significant accounting policies:

**Nature of operations and organization:**

Alforma Capital Markets, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is a wholly owned subsidiary of OJSC Alfa Bank (the "Parent"). The Company provides brokerage and investment services as an introducing broker for US institutional clients investing in Russia and the Commonwealth of Independent States.

**Cash and cash equivalents:**

Cash equivalents consist of a money market fund maintained at a bank.

**Furniture, equipment and leasehold improvements:**

Depreciation of furniture, equipment and leasehold improvements is provided for on a straight-line basis over the estimated useful lives of such assets. Estimated useful lives of the furniture, equipment, and leasehold improvements are from five to seven years.

**Income taxes:**

Income taxes are determined on an asset and liability approach for financial accounting and reporting of income taxes. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The types of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts generally relate to differences between depreciation methods used for book and tax purposes.

**Concentration of risk:**

The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

**ALFORMA CAPITAL MARKETS, INC.**
**NOTES TO FINANCIAL STATEMENT**
**DECEMBER 31, 2012**

**1. Nature of operations and summary of significant accounting policies - continued:**

**Uncertain tax positions:**
The Company has adopted the provisions of *FASB ASC (Accounting Standards Codification) No. 740, Income Taxes*. As a result of the implementation of ASC No. 740, the Company has not recognized any respective liability for unrecognized tax benefits as it has no known tax positions that would subject the Company to any material income tax exposure. A reconciliation of the beginning and ending amount of unrecognized tax benefits is not included, nor is there any interest accrued related to unrecognized tax benefits in interest expense, and penalties in operating expenses as there are no unrecognized tax benefits. The tax years that remain subject to examination are the periods beginning on January 1, 2009 for all major tax jurisdictions.

**Use of estimates:**
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

**Revenue recognition:**
The revenues of the Company are derived primarily from commissions earned on securities transactions. Revenue is recognized when it is earned on a trade date basis.

**Computation of customer reserve:**
The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934. The Company meets the exempting provisions of Paragraph (k)(2)(ii).

**2. Furniture, equipment, and leasehold improvements:**

As of December 31, 2012, Furniture, equipment and leasehold improvements, at cost, consist of the following:

| | |
|---|---|
| Furniture and fixtures | $ 36,102 |
| Leasehold improvements | 35,177 |
| Office equipment | 199,865 |
| | 271,144 |
| Less accumulated depreciation | 251,755 |
| | $ 19,389 |

**3. Liabilities subordinated to the claims of creditors:**

None of the Company's liabilities have been subordinated to the claims of general creditors at December 31, 2012.

**4. Due from clearing broker:**

At December 31, 2012, the balance due from clearing broker consisted of commission receivables in the amount of $1,811,280 and a clearing deposit of $100,000.

**5. Income taxes:**

The provision for income taxes at December 31, 2012, is summarized as follows:

| | |
|---|---|
| Current: | |
| State | $ 8,186 |

The income tax expense differs from the benefit that would result from applying federal statutory rates to loss before provision for income taxes due to state income taxes and the valuation reserve against deferred tax assets.

At December 31, 2012, the Company had net operating loss carryforwards for income tax purposes of approximately $8,240,000, which are available to offset federal, state and local taxable income through 2032. The carryforwards resulted in a deferred tax asset of approximately $1,698,000 at December 31, 2012, for which the Company has provided a full valuation allowance due to the uncertainty about future realization of this tax benefit. The valuation allowance increased by approximately $98,000 during the year ended December 31, 2012.

**6. Commitments and contingencies:**

The Company is obligated under non-cancelable lease agreements for office space and office equipment expiring through June 2015. In general, the terms of the lease agreements require the Company to pay for insurance, taxes, and other costs relative to the leased property. As of December 31, 2012, future aggregate minimum rental commitments are as follows:

| For Years Ending December 31,: | |
|---|---|
| 2013 | $ 154,552 |
| 2014 | 152,160 |
| 2015 | 76,080 |
| | $ 382,792 |

See independent auditors' report.

**6. Commitments and contingencies - continued:**

The lease of the Company's office space contains provisions for escalations based on certain costs incurred by the lessor. Rent expense relative to the above lease agreements was $136,109 for the year ended December 31, 2012 and is included in the accompanying statement of operations as occupancy costs including utilities.

**7. Net capital requirements:**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

As of December 31, 2012, the Company had net capital of $2,027,843 which was $1,777,843 in excess of its required minimum net capital of $250,000, and had a net capital ratio of .02 to 1.

**8. Related party transactions:**

The Company maintains cash balances with the Parent (OJSC Alfa Bank). At December 31, 2012, such cash balances amounted to $338,522

Also, the Company earned approximately $446,513 of commission income from affiliated companies.

**9. Subsequent events:**

Management of the Company has evaluated events or transactions that may have occurred since December 31, 2012 and determined that there are no material events that would require disclosures in the Company's financial statements.